                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Final Amendment)


                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   31769P 10 0
                                 (CUSIP Number)

                               Michael S. Paquette
                      Senior Vice President and Controller
                      White Mountains Insurance Group, Ltd.
                              80 South Main Street
                                Hanover, NH 03755
                                 (603) 640-2205
                          -----------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JULY 5, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

         Check the following box if a fee is being paid with this statement __. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 31769P 10 0                13D                 Page 2 of 11 Pages
          -----------                                        ---   ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

         White Mountains Insurance Group, Ltd. ("WMIG") 94-2708455
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  / /
-------------------------------------------------------------------------------
 (3) (SEC Use Only)

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization      Bermuda

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           -------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         none
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) HC, CO
-------------------------------------------------------------------------------

CUSIP No. 31769P 10 0                13D                 Page 3 of 11 Pages
          -----------                                        ---   ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person
         White Mountains Properties (Barbados) SRL ("WMP") 94-2708455

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  / /
-------------------------------------------------------------------------------
 (3) (SEC Use Only)

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization      Barbados

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           -------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         none
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) HC, CO
-------------------------------------------------------------------------------

CUSIP No. 31769P 10 0                13D                 Page 4 of 11 Pages
          -----------                                        ---   ---

-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

         White Mountains Services Corporation ("WMSC") 38-2011419

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  / /
-------------------------------------------------------------------------------
 (3) (SEC Use Only)

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization      Delaware

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           -------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         none
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
-------------------------------------------------------------------------------

         ONLY ITEMS REPORTED IN THIS FINAL AMENDMENT TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D DATED MAY 13, 1994, AS AMENDED BY AMENDMENT NO. 1 DATED SEPTEMBER 2, 1994, AMENDMENT NO. 2 DATED SEPTEMBER 14, 1994, AMENDMENT NO. 3 DATED JANUARY 17, 1995, AMENDMENT NO. 4 DATED NOVEMBER 13, 1995, AMENDMENT NO. 5 DATED JUNE 17, 1996, AMENDMENT NO. 6 DATED MAY 12, 1999, AMENDMENT NO. 7 DATED SEPTEMBER 2, 1999 AND AMENDMENT NO. 8 DATED DECEMBER 1, 1999 (AS SO AMENDED, THE "SCHEDULE 13D"), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY WMIG, WITH RESPECT TO THE COMMON STOCK, PAR VALUE $.01 PER SHARE, OF FSA, A NEW YORK CORPORATION. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

ITEM 2. IDENTITY AND BACKGROUND.

         The persons filing this Final Amendment are WMIG (a Bermuda corporation), WMP (a Barbados Corporation) and WMSC (a Delaware corporation), collectively referred to herein as the "Reporting Persons". WMP and WMSC are each direct or indirect wholly-owned subsidiaries of WMIG.

         WMIG, WMP and WMSC are financial services holding companies. The principal executive offices of WMIG are located at 80 South Main Street, Hanover, New Hampshire 03755-2053. The principal business and office address of WMP is The Financial Services Centre, Bishop's Hill Court, St. Michael, Barbados, West Indies. The principal business and office address of WMSC is P.O. Box 2005, Farmington Hills, MI 48333-2005.

         Information with respect to each executive officer and director of each of the Reporting Persons, including each such officer's and director's name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, is set forth in Schedule I attached to this Final Amendment, which Schedule I is incorporated herein by reference.

         None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of any of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION.

       On July 5, 2000 WMIG concluded the sale of its indirect, wholly-owned subsidiary, White Mountains Holdings, Inc. ("WMH") as well as 922,509 shares of FSA Common Stock owned by WMP to Dexia S.A. ("Dexia") for total proceeds of $620.4 million (the "Dexia Sale"). On July 5, 2000, WMH owned 6,020,807 shares of FSA Common Stock and 2,000,000 shares of FSA Preferred Stock. The transaction was consummated in connection with Dexia's merger with FSA in which all other holders of outstanding shares of FSA received $76.00 cash per share. As a result of the Dexia Sale, WMIG, WMP and WMSC no longer own any shares of FSA capital stock and no longer own WMH.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)    None.

(b)    None.

(c) On June 30, 2000, WMH, an indirect wholly-owned subsidiary of WMIG at that time, received a liquidating distribution from WMSC consisting of 6,020,807 shares of the Common Stock of FSA and 2,000,000 shares of the Preferred Stock of FSA, convertible at the option of the holder thereof into FSA Common Stock. There have been no other transactions by WMIG, WMP or WMSC, or to the knowledge of WMIG, WMP or WMSC, any of the persons listed on Schedule I attached hereto, in Common Stock effected during the past 60 days exclusive of the Dexia Sale.

(d)    None

(e)    Not Applicable

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2000

                                    WHITE MOUNTAINS INSURANCE GROUP, LTD.

                                    BY:
                                       -----------------------------------------
                                    Name:  Michael S. Paquette
                                    Title: Senior Vice President and Controller

                                    WHITE MOUNTAINS PROPERTIES (BARBADOS) SRL

                                    BY:
                                       -----------------------------------------

                                    Name:  Kenneth F.G. Thomson
                                    Title: Secretary

                                    WHITE MOUNTAINS SERVICES CORPORATION

                                    BY:
                                       -----------------------------------------
                                    Name:  Michael S. Paquette
                                    Title: President

                           SCHEDULE I TO SCHEDULE 13D

         Following is a list of the directors and executive officers of White Mountains Insurance Group, Ltd. ("WMIG"), White Mountains Properties (Barbados) SRL ("WMP") and White Mountains Services Corporation ("WMSC") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the USA except for Messrs. Douglas and Thomson who are citizens of Barbados, West Indies and Mr. Barrette who is a citizen of Canada.

NAME AND                                                                        PRESENT PRINCIPAL
BUSINESS ADDRESS                           OFFICE                               OCCUPATION OR EMPLOYMENT
WMIG

Raymond Barrette                          President  and Director               President and Director
White Mountains Insurance
   Group, Ltd.
80 South Main Street
Hanover, NH 03755

John J. Byrne                             Chairman of the Board and             Chairman of the Board and
White Mountains Insurance                 Chief Executive Officer               Chief Executive Officer
   Group, Ltd.
80 South Main Street
Hanover, NH 03755

Patrick M. Byrne                          Director                              self employed
35 Rope Ferry Road
Hanover NH, 03755

Reid T. Campbell                          Vice President - Finance              Vice President - Finance
White Mountains Insurance
   Group, Ltd.
80 South Main Street
Hanover, NH 03755

Howard L. Clark, Jr.                      Director                              Vice Chairman of Lehman
Lehman Brothers Inc.                                                               Brothers Inc.
American Express Tower
New York, NY 10128

Robert P. Cochran                         Director                              Chairman, President & Chief
Financial Security Assurance                                                    Executive Officer of
   Holdings Ltd.                                                                Financial Security Assurance
350 Park Avenue                                                                    Holdings Ltd.
New York, NY 10022

Steven E. Fass                            Director                              President and Chief Executive
Folksamerica Holding Company, Inc.                                              Executive Officer of
One Liberty Plaza                                                               Folksamerica
New York, NY 10006

NAME AND                                                                        PRESENT PRINCIPAL
BUSINESS ADDRESS                           OFFICE                               OCCUPATION OR EMPLOYMENT
George J. Gillespie, III                  Director                              Partner in Cravath,
Cravath, Swaine & Moore                                                            Swaine & Moore
825 Eighth Avenue
New York, NY 10019

John D. Gillespie                         Director                              Self Employed
White Mountains Holdings, Inc.
80 South Main Street
Hanover, NH 03755

Arthur Zankel                             Director                              Managing Partner
High Rise Partners LP                                                           of High Rise
535 Madison Avenue                                                              Partners
New York, NY 10022

Gordon S. Macklin                         Director                              Retired
8212 Burning Tree Road
Bethesda, MD 20817

Kernan V. Oberting                        Vice President                        Vice President
White Mountains Insurance
   Group, Ltd.
80 South Main Street
Hanover, NH 03755

Frank A. Olson                            Director                              Chairman of the Board
The Hertz Corporation                                                           of The Hertz Corporation
225 Brae Boulevard
Park Ridge, NJ 07656

Michael S. Paquette                       Sr. Vice President & Controller       Sr. Vice President & Controller
White Mountains Insurance
   Group, Ltd.
80 South Main Street
Hanover, NH 03755

David G. Staples                          Vice President-Taxation               Vice President-Taxation
White Mountains Insurance
   Group, Ltd.
80 South Main Street
Hanover, NH 03755

K. Thomas Kemp                            Director                              Consultant
White Mountains Insurance
   Group, Ltd.
80 South Main Street
Hanover, NH 03755

WMP

Raymond Barrette                          Director                              (see above)
(see above)

William P. A. Douglas                     Director                              Director
The Financial Services Centre
Bishop's Court Hill
St. Michael, Barbados, West Indies

NAME AND                                                                        PRESENT PRINCIPAL
BUSINESS ADDRESS                           OFFICE                               OCCUPATION OR EMPLOYMENT
Kenneth F. G. Thomson                     Director                              Director
The Financial Services Centre
Bishop's Court Hill
St. Michael, Barbados, West Indies

WMSC

Raymond Barrette                          Director                              (see above)
(see above)

Terry L. Baxter                           Director                              Consultant
White Mountains Insurance
   Group, Ltd.
80 South Main Street
Hanover, NH 03755


Michael S. Paquette                       President  and Director               (see above)
(see above)


David G. Staples                          Vice President                        (see above)
(see above)